SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Registration as Corporate Taxpayer (CNPJ): 76.483.817/0001-20

LISTED COMPANY

Brazilian SEC Registration: 1431-1

US SEC Registration (ordinary shares): 20441B308

US SEC Registration (preferred, class B): 20441B407

Spanish SEC Registration (Latibex, preferred, class B): 29922

The present Call Notice replaces the former one, which was filed, on May 29, 2018, on the proper websites both of Comissão de Valores Mobiliários - CVM and B3 S.A. - Brasil, Bolsa, Balcão, and published, in accordance with article 289 of Brazilian Corporation Law (no. 6,404/1976), on the Official Gazette of the State of Paraná (DIOE-PR), on May 30 and June 04 and 05, 2018, and on the newspaper Folha de Londrina - PR, on May 30 and 31 and June 01, 2018, as a result of agreements between the shareholders State of Paraná and BNDES Participações S.A. - BNDESPAR, which led to the replacement of the proposal for alteration of the Company’s Bylaws to be examined at the 197th Extraordinary General Meeting.

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Extraordinary General Meeting to be held on June 28, 2018, at 9h30 a.m. at the Company’s head office located at Rua Coronel Dulcídio nº 800, Curitiba, to decide on the following agenda:

EXTRAORDINARY GENERAL MEETING

1.  Analysis, discussion and voting on the proposal for alteration of the Company’s Bylaws, in order to adjust it to the dispositions of the Federal Law no. 13,303/2016, to CVM Rule no. 586/2017, to B3’s State Owned Enterprises Governance Program and other necessary adjustments considering the format proposed by the Control Council for State-Owned Companies of the State of Paraná - CCEE, according to good practices of corporate governance. Considering the extent of the reform, the description is found in a “From - To” table, as an annex to the Manual for Participation on General Meetings; and

2.  Substitution of member in the Company’s Board of Directors.

Notes: a) Documents referring to the matters to be discussed at the Extraordinary General Meeting, in addition to the Manual for Attendance in Meetings, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (ri.copel.com); b) The Company’s shareholders shall take part in the Extraordinary General Meeting by attending it and casting his/her vote on the meeting’s agenda items or by appointing a proxy with powers to represent him/her; and c) Powers-of-attorney for the Extraordinary General Meeting shall be filed at the Company’s head office, at the Chief Financial and Investor Relations Office, at the Shareholders and Custody Department of the Chief Financial and Investors’ Relations Office, at Rua Coronel Dulcídio nº 800 - 3º andar, Curitiba, at least forty-eight hours prior to the meeting.

Curitiba, June 13, 2018

Mauricio Schulman

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date June 14, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.